FOR RELEASE: September 22, 2026

VERSABANK SIGNIFICANTLY EXPANDS ADDRESSABLE MARKET FOR STRUCTURED RECEIVABLE PROGRAM IN THE U.S. WITH LAUNCH OF FUNDING TO SMALL BUSINESS SECTOR

LONDON, ON - VersaBank (or the "Bank") (TSX: VBNK; NASDAQ: VBNK) today announced that, as the next step in the ramp up of its Structured Receivable Program ("SRP") in the United States, it has significantly expanded the addressable market for its SRP in the U.S. through the launch of its SRP, including its groundbreaking Real-Time SRP, to point-of-sale originators of small business loans and leases.  Prior to the launch of the SRP for the small business sector, all the Bank's SRP fundings in the U.S. have been to the retail consumer sector.  The launch enables VersaBank to add SRP partners that are focused on lending to the small business sector, while also enabling existing partners to expand their utilization of the Bank's SRP to small business loan originations.  In anticipation of this launch, the Bank has developed a robust pipeline of potential new SRP partners in the U.S.

David Taylor, Founder and President, VersaBank commented, "The considerable growth and success of our SRP in the U.S. to date has been entirely through funding of point-of-sale loans to the retail consumer sector, resulting in pent-up demand for our SRP for funding of the small business sector - a sector we have serviced in Canada since 2010 and a major contributor to our growth there.  We estimate that making our SRP available to partners for the funding of small business loans and leases more than doubles the size of our market opportunity in the U.S., addressing a need within our current SRP partners, while enabling us to add new partners, all of which supports our target to generate at least US$3 billion in additional U.S. SRP fundings next year."

"Once again, VersaBank is leading through innovation, using our sophisticated, proprietary banking technology to address an underserved banking market with a better alternative.  Small businesses are a massive and vital part of the U.S. economy and VersaBank is proud to now offer a new and unique reliable, efficient and economical funding solution to point-of-sale companies providing financing to this sector.  Our SRP and Real-Time SRP will better enable U.S. small businesses to do what they do - invest and grow in their role as the true powerhouses of U.S. economic activity."

ABOUT VERSABANK'S STRUCTURED RECEIVABLE PROGRAM ("SRP") AND REAL-TIME SRP

VersaBank's Structured Receivable Program ("SRP") is an innovative and highly attractive digital funding solution for finance companies that lend money to consumers and small businesses for what are typically "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need in the market for consistently available, readily accessible financing with economically attractive capital designed to maximize return on equity while employing VersaBank's proprietary, state-of-the-art banking technology.

VersaBank's Real-Time SRP is a revolutionary innovation in funding for point-of-sale financing companies, providing the same reliable, economically attractive funding solution as the Bank's existing SRP, with the additional benefit of eliminating the need for SRP partners to warehouse multiple receivables over a period of time (typically from five to 30 or more days). This enables the Bank's SRP partners to finance individual loans within just hours, reducing the overall financing cost and the need for warehouse financing. It also further strengthens VersaBank's exceptional risk mitigation capabilities by enabling the Bank to better leverage its own, internal AI platform through evaluation of the partner loans underlying the SRP receivables on an individual basis.

ABOUT VERSABANK

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary technology designed to address underserved segments of the banking industry. VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been deployed in Canada for over 15 years, to the U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., which provides cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology designed to enable the next generation of digital assets for the banking and financial community, including the Bank's proprietary Real Bank Tokenized DepositsTM.

VersaBank's Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding our ability to obtain any required regulatory approvals, the impact of the Reorganization on VersaBank and its shareholders and other matters relating to the Reorganization.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward- looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor and Stakeholder Relations

(416) 540-7486

lawrencec@versabank.com